27.4 David Dreisinger, Ph.D., P. Eng., F.C.I.M., F.C.A.E.

I, David Dreisinger, Ph.D., P.Eng., F.C.I.M., F.C.A.E. of Delta, British Columbia, do hereby certify that as one of the qualified person (QP) of this technical report, Updated Technical Report on the NorthMet Deposit, dated October 12, 2012, amended on January 14th, 2013; I hereby make the following statements:

- I am the President of Dreisinger Consulting Inc. with a business address at 5233 Bentley Crescent, Delta British Columbia.
- I am a graduate of Queen's University of Kingston, Canada, B.Sc. Metallurgical Engineering 1980 and Ph.D. Metallurgical Engineering, 1984.
- I am a Fellow of the Canadian Academy of Engineering and am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia (Registration Number 15803).
- I have practiced my profession continuously since graduation.
- I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purpose of NI 43-101.
- My relevant experience includes being employed in research and teaching at the University of British Columbia since 1984, currently holding the title of Professor and Chairholder, Industrial Research Chair in Hydrometallurgy in the Department of Materials Engineering. I have provided consulting services to the global metallurgical industry since 1987.
- I visited the Project site on numerous occasions starting in January 2004. Additionally, I have made visits to the SGS Minerals Laboratory in Lakefield, Canada to observe metallurgical testing of the Project ore since 2004. My most recent vist to site was January 21, 2009.
- I am responsible for the mineral processing portion of Section 1.5, and the complete Sections 13 and 17 of the technical report titled "Updated Technical Report on the NorthMet Deposit."
- As of the date of this Certificate, to the best of my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.
- I am not independent of the issuer, PolyMet Mining Corp. as defined by Section 1.5 of the Instrument. I currently serve as a director of PolyMet Mining Corp.
- I have read NI 43-101 and the technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Signed and dated 14th day of January 2013, at San Francisco, California.

Dave Dreisinger

David Dreisinger, Ph.D., P.Eng.

PROFESSIONAL ENGINEER
PROVINCE OF BRITISH COLUMBIA
D. B. DREISINGER